UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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GAP Announces Initiation of Operations in the Kingston Airport and Updated Guidance Expectations for Full Year 2019

GUADALAJARA, Mexico, Oct. 11, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) informs that yesterday took control and initiated operations of the Norman Manley International Airport (“KIN”), located in the city of Kingston, Jamaica.

In accordance with the terms of the Concession Contract (“the Contract”) that was signed on October 10, 2018, the Company was granted 12 months for the transition and takeover of the operation and administration of KIN. During this period, the Company complied with prior conditions and made a payment of US$ 7.1 million for the assignment of the Contract.

As per the Contract, there are mandatory works that must be executed during the first 36 months from the initiation of operations, for approximately US$ 60.0 million. Additionally, GAP will pay authorities a concession fee of 62% over total aeronautical and commercial revenues; these concepts, as well as operating expenses, are included in the determination of passenger fees.

During 2018, KIN served a total of 1.7 million passengers. For the January to September 2019 period, KIN served a total of 1.4 million passengers, representing an increase of 8.4% compared to the same period of 2018.

As a result of the integration and consolidation of KIN during the last quarter of the year, GAP announces its revised guidance for full year 2019.

Traffic	8% +- 1%
Aeronautical Revenue	12% +- 1%
Non Aeronautical Revenue	20% +- 1%
Total Revenue	14% +- 1%
EBITDA	12% +- 1%
EBITDA Margin	68% +- 1%
CAPEX	Ps. 1,900 million

Compared to previous guidance figures, the decline in the revised aeronautical revenue is due to lower actual inflation (to date), compared to the original estimates projected at the beginning of the year.

The consolidation of KIN during 4Q19 is based on the current operation of the airport, which could change in the future. Current contracts for services received, as well as commercial contracts, may be renegotiated and bid out to improve the airport’s current financial and operating structure. Additionally, the new tariffs that are scheduled to be applied beginning January 1, 2020, will allow improvements in operating results and recovery of committed investments with the Government of Jamaica.

These figures are estimates based on certain assumptions that GAP’s management considers reasonable. Many of the factors that affect these assumptions and their estimates are out of the Company’s control and are subject to changes that could take place for the remainder of the year based on a variety of factors, including but not limited to, airline activity, domestic and international economic conditions and government regulations. Please refer to the Company’s Annual Report for the period ended December 31, 2018, for a more detailed list of factors that could affect traffic performance, revenue and expenses.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP listed its shares on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 11, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer